File No. 70-________
                      (Allegheny Advantages)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

  Allegheny Energy, Inc.            Allegheny Energy Service Corporation
  10435 Downsville Pike             10435 Downsville Pike
  Hagerstown, MD  21740             Hagerstown, MD  21740

                   _____________________________

                       Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD 21740

                      Robert R. Winter, Esq.
                      Deputy General Counsel
                          Allegheny Power
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

                    TABLE OF CONTENTS                                    Page


Item 1.  Description of the Proposed Transaction  . . . . . . . . . . . .  3

     A.   Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

     B.   Background   . . . . . . . . . . . . . . . . . . . . . . . . .   3

     C.   Discussion  . . . . . . . . . . . . . . . . . . . . . . . . . .  4
       1.   Form and Invest in Allegheny Advantages and Subsidiaries  . .  4
       2.   Other Investments . . . . . . . . . . . . . . . . . . . . . .  5
          (a)  Housing Credits  . . . . . . . . . . . . . . . . . . . . .  5
          (b)  Joint Ventures . . . . . . . . . . . . . . . . . . . . . .  5
            (1)  Wires Recycling/Business Consulting Services . . . . . .  5
            (2)  Forestry/Consulting Services . . . . . . . . . . . . . .  5

     D.   Service Agreements  . . . . . . . . . . . . . . . . . . . . . .  5

     E.   Financing  . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

Item 2.  Fees, Commissions and Expenses  . . . . . . . . . . . . . . . . . 6

Item 3.  Applicable Statutory Provisions  . . . . . . . . . . . . . . . .  6

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . .  9

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Item 6.  Exhibits and Financial Statements  . . . . . . . . . . . . . . .  9

     A.   Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

     B.  Financial Statements . . . . . . . . . . . . . . . . . . . . . .  9

Item 7.  Information as to Environmental Effects  . . . . . . . . . . . .  9

Exhibit H  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

Item 1.        Description of Proposed Transactions

          A.   Summary

           Now comes Allegheny Energy, Inc. ("Allegheny") seeking authority to: (a) organize and invest up to $25 million in a to-be-formed special purpose subsidiary - Allegheny Advantages; (b)
permit  Allegheny Advantages to engage in Rule 58 activities:  and
(c) permit Allegheny and Allegheny Advantages to, directly or indirectly through other to-be-formed subsidiaries, make multiple de minimis investments in certain core and non-core activities in
an  aggregate  amount not to exceed $35 million.   Total  combined
investment in Allegheny Advantages and the other to-be-formed subsidiaries will not exceed $60 million.

          B.   Background

              The deregulation of generation and introduction of competition is now a market reality in Pennsylvania; is coming to Maryland on July 1, 2000; and to Ohio, Virginia and West Virginia
over  the  course  of  the  next  two  years.   In  the  face   of
deregulation Allegheny has: formed a generating company - Genco;<F1> acquired West Virginia Power;<F2> moved to acquire Mountaineer Gas;<F3> and moved to transfer The Potomac Edison Company's ("Potomac Edison") generating assets to Allegheny Energy Supply Company,
LLC.<F4>   To  remain competitive Allegheny must have the flexibility to develop and offer a diverse mix of energy and energy related services in order to grow and continue to serve the current and emerging energy and energy related needs of customers within Allegheny Power's<F5> traditional service territories and to develop and serve the needs of customers outside the traditional service territories as opportunities arise. The requests contained herein are designed to assist Allegheny Power as it addresses the challenges of deregulation.

     In a series of orders issued in dated July 14, 1994, February 3, 1995, October 27, 1995, and October 9, 1996 (Holding Co. Act Release Nos. 26085, 26229, 26401, and 26590 respectively),
Allegheny then d.b.a. Allegheny Power System, was authorized, among other things, to organize and finance Allegheny Ventures, Inc., then d.b.a. AYP Capital, to engage and invest, directly or indirectly, in development activities with respect to: (i) qualifying cogeneration facilities and small power production facilities ("SPPs"); (ii) non-qualifying cogeneration facilities, non-qualifying SPPs, and independent power production facilities located within the service territories of Allegheny regulated companies; (iii) exempt wholesale generators; (iv) companies involved in new technologies related to the core business of Allegheny; (v) foreign utility companies; (vi) provide consulting,


<F1>  Holding Co. Act Release No. 27101 (November 12, 1999).
<F2>  See Holding  Co.  Act  Release No.  27121,  Order  Authorizing
      Retention of Assets  (December 23, 1999).
<F3>  See File No. 70-9625, Application of  Monongahela Power Company
      to Acquire 100% of the Securities of Mountaineer Gas (filed Feb.
      4, 2000).
<F4>  See  File No. 70-9627, Application of The Potomac Edison Company
      to Transfer  Assets  (filed Feb. 11, 2000).
<F5>  Potomac Edison, along with West Penn Power Company and
      Monongahela Power Company collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia.

energy management, and demand-side management services.<F6>
Allegheny now seeks to form and finance one or more entities under Allegheny Power to engage in Rule 58 activities.

          C.   Discussion

                1.    Form and Invest in Allegheny Advantages  and
     Subsidiaries

     Allegheny seeks authorization to organize Allegheny Advantages as a wholly owned subsidiary. Allegheny Advantages will do business as an Allegheny Power company. Additionally, Applicants seek authority for Allegheny Advantages to form special purpose subsidiaries and to, directly or indirectly, engage in Rule 58 activities within the United States.

     Allegheny Advantages, directly or indirectly, proposes to offer the following types of unregulated services to customers in the United States and abroad: consulting services; forestry services; meter data usage; emergency service restoration; billing; meter reading; distributed generation; construction and maintenance of transmission and distribution facilities (such as substations) owned by customers or other third parties; mutual assistance; advertising; vegetation control; power quality; lighting; call center operations; customer and account management; heating, ventilation and air conditioning; electro technologies; home security; service contracts; appliance warranties; information technology financing and leasing; and, other similar projects. Allegheny also seeks authority to invest in Allegheny Advantages an aggregate amount not to exceed $25 million.

               2.   Other Investments

     Allegheny and Allegheny Advantages seek additional authority to, directly or indirectly through to-be-formed subsidiaries as authorized herein, make multiple de minims investments in certain core and non-core activities. Total investment in such subsidiaries of Allegheny Advantages shall not exceed $35 million. Aggregate investment under this application will not exceed $60 million.

                    (a)  Housing Credits

     Allegheny Advantages seeks to invest in federal affordable housing credits. Investments will take the form of an equity pledge to the partnership. A third party will finance this pledge by advancing cash to the partnership. Applicant proposes to repay the third party with interest from funds derived from its share of the tax benefits enjoyed by the partnership. The amount to be invested in federal affordable housing credits is expected not to exceed $10 million for any one investment. Allegheny Advantages will evaluate future partnership opportunities on an individual basis in order to determine investment amounts.

<F6>  Now collectively referred to as Rule 58 activities.

                    (b)  Joint Ventures

                         (1)  Wires Recycling/Business Consulting Services

     Allegheny Advantages proposes to make an investment in and/or enter into a joint venture with Versatile Processing, Inc. ("VPI") to develop commission revenues from marketing a process in conjunction with a scrap metal processor and a wire vendor, whereby customers of the scrap metal processor and/or the wire vendor can reduce their wire replacement costs. VPI is a privately held company engaged in the recycling of scrap, obsolete or excess wire and cable. VPI holds an interest in Transformer Decommissioning, LLC ("TDL") that provides services such as testing, evaluating and decommissioning transformers. Allegheny Advantages' contribution to the joint venture will be to provide financial expertise.

                         (2)  Forestry/Consulting Services

     Allegheny Advantages, using to-be-formed subsidiaries, proposes to enter into one or more joint ventures with Environmental Consultants International, Limited ("ECIL") a private company limited by shares and registered in the United Kingdom. ECIL and Allegheny Advantages plan to coordinate efforts and jointly market their combined expertise in managing vegetation control to utility companies in Europe, Australia and New Zealand. Allegheny Advantages' participation would be limited to providing consulting and forestry services to Coops, Municipal utilities, and private corporations including electric, gas, and telecommunication companies. The parties also plan to offer services to agencies and corporations responsible for maintaining highways, railroads, airports and industrial sites.

                         (3)  Information Technology Service Subsidiaries

     Applicants seek authorization to form and invest in special purpose subsidiaries for the purpose of providing business and technology integration and consulting services to utility and related industries. The services would utilize core skills and expertise relating to process design and technology integration.

          D.   Service Agreements

     Allegheny Advantages, and the other to-be-formed subsidiaries will not have paid employees. Personnel employed by Allegheny Energy Service Corporation ("AESC") will provide services. Allegheny Advantages seeks authority to enter into service agreements with AESC and the Allegheny Power companies to cover use by Allegheny Advantages and the other to-be-formed subsidiaries of personnel and utility-owned tools and equipment. All services will be at cost and in accordance with Rules 90 and 91 under the Act. AESC will account for, allocate and charge its costs of these services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. The time of employees will be billed Allegheny Advantages, or the to-be-formed subsidiaries, and paid by each on a monthly basis based upon time records. Allegheny Advantages and the to-be-formed subsidiaries will maintain separate financial records and detailed supporting records.

          E.          Financing

     Allegheny proposes to invest in Allegheny Advantages, and Allegheny or Allegheny Advantages propose to invest in the to-be-formed subsidiaries up to an aggregate of $60 million through December 31, 2008. Allegheny and Allegheny Advantages propose to obtain loans from banks or issue other recourse obligations, guaranteed by Allegheny or Allegheny Advantages.<F7> Loans from Allegheny would mature by December 31, 2008 and would bear a fixed interest rate equal to a rate not above the prime rate in effect on the date of the loan at a bank designated by Allegheny. Loans from third parties would mature by December 31, 2008 and would bear a fixed interest rate not above 3% over the prime rate at a U.S. money center bank to be designated by Allegheny. Allegheny would guarantee notes sold to such parties.

Item 2.         Fees, Commissions, and Expenses

     Fees  and  expenses in the estimated amount  of  $20,000  are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     This application is subject to Sections 6(a), 7, 9(a), 10, 12(a)&(b), and 13 of the Act and Rules 45, 53, 54, and 58 under the Act.

          A.   Sections 6, 7, 12, and Rule 45

      Sections 6, 7, and 12 of the Act and Rule 45 under the Act collectively governs and requires prior Commission approval for the sale and issuance of securities, borrowing from, extending loans to, issuing guarantees on behalf of or providing credit to companies within the Allegheny system.

          B.   Section 9 and 10

     Sections 9 and 10 govern, and requires prior Commission approval for, the acquisition of interests, securities, or assets.

          C.   Section 13(b) Compliance

     Section 13(b) of the Act provides that:

          It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to

<F7>  Such third-party borrowings that are guaranteed by Allegheny or
      Allegheny Advantages would be subject to the $60 million investment authority.

          perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

     Any transactions between Allegheny Advantages, the to-be-formed subsidiaries, and AESC shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

          D.   Rule 58

     The Act prohibits registered companies (corporate structures under which a parent company owns or controls public utilities) and the subsidiaries of such companies from owning, investing in, or engaging in certain non-utility activities unless prior authorization has been requested and granted. Rule 58 is an exception to the general prohibition. The rule provides that without requesting the approval of the Securities and Exchange Commission, a registered holding company (Allegheny) or any of its subsidiaries (such as the Allegheny Power companies) may acquire the securities of (invest in) a non-utility energy related company. An "energy related company" is defined as a company that derives substantially all of its revenues from defined activities. Under Rule 58 an "energy related company" is defined as a company that derives substantially all of its revenues from one of the following activities within the United States:

      (i) The rendering of energy management services and demand-side management services;

     (ii) The development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations;

    (iii) The ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric and compressed natural gas powered vehicles;

     (iv) The sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof;

      (v) The brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels;

     (vi) The production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities;

    (vii) The sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation;

    (viii) The development, ownership or operation of ``qualifying facilities,'' as defined under the Public Utility Regulatory Policies Act of 1978, as amended (``PURPA''), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA;

      (ix) The ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities; and

       (x) The development and commercialization of technologies or processes that utilize coal waste by-products as an integral component of such technology or process; Provided, That any company engaged in the activities specified in paragraphs
            (b)(1)(ii), (b)(1)(iii) with respect to electric powered vehicles,
            (b)(1)(vi), (b)(1)(ix) or (b)(1)(x) of this section, shall be an ``energy-related company'' for purposes of this section only if the securities of such company are acquired, directly or indirectly, by a registered holding company whose public-utility company subsidiaries are primarily electric utility companies; and Provided further, That any company engaged in the activities specified in paragraph (b)(1)(iii) of this section with respect to compressed natural gas powered vehicles, shall be an ``energy-related company'' for purposes of this section only if the securities of such company are acquired, directly or indirectly, by a registered holding company whose public-utility company subsidiaries are primarily gas utility companies.8

Separate authority is necessary to engage in Rule 58 type activities as opposed to investing in Rule 58 companies. By this application, applicants seek authority to directly or indirectly engage in Rule 58 activities.

          E.   Rule 54

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At December 31, 1999, Allegheny's average consolidated retained earnings were approximately $897 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2

<F8>  See Rule 58.

million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed transactions.

Item 4.        Regulatory Approval

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.        Exhibits and Financial Statements

         (a) Exhibits (to be filed by amendment)
               F    Opinion of Counsel (to be filed by amendment)
               G    Financial  Data  Schedules  (to  be  filed  by
                    amendment)
               H    Form of Notice - attached

          (b)  Financial Statements as of March 31, 2000

                    FS-1  Allegheny  Energy,
                    Inc. balance sheet, per books and pro forma (to be filed by amendment).

                    FS-2   Allegheny Energy,  Inc.
                    statement of income and retained earnings, per
                    books   and   pro  forma  (to  be   filed   by
                    amendment).

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         ALLEGHENY  ENERGY, INC.

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson

                         ALLEGHENY ENERGY SERVICE CORPORATION

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson

Dated: June 7, 2000
                               10